Filed Pursuant to Rule 433

Registration No. 333-193695-02

January 9, 2017

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated January 9, 2017)

Issuer:	CenterPoint Energy Houston Electric, LLC

Security:	3.00% General Mortgage Bonds, Series AA, due 2027

Legal Format:	SEC Registered

Anticipated Ratings*:	A1/A/A (Moody’s/S&P/Fitch)

Size:	$300,000,000

Trade Date:	January 9, 2017

Expected Settlement Date:	January 12, 2017

Maturity Date:	February 1, 2027

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2017

Coupon:	3.00%

Price to Public:	99.346%

Benchmark Treasury:	2.00% due November 15, 2026

Benchmark Treasury Yield:	2.376%

Spread to Benchmark Treasury:	+70 basis points

Re-offer Yield:	3.076%

Optional Redemption:	Prior to November 1, 2026, greater of 100% or make-whole at a discount rate of Treasury plus 12.5 basis points (calculated to November 1, 2026); and on or after November 1, 2026, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189X AR9

Joint Book-Running Managers:	Mizuho Securities USA Inc. Regions Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	The Williams Capital Group, L.P. WR Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA Inc. toll free at 1-866-271-7403, Regions Securities LLC collect at 1-404-279-7400 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.